

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Via E-mail
Raphael Perez
President, Chief Executive Officer, Chief Financial Officer and Director
Balance Labs, Inc.
1111 Lincoln Road, 4th Floor
Miami Beach, FL 33139

> **Re: Balance Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2015**
> **File No. 333-202959**

Dear Mr. Perez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a total of 1,000,000 shares for sale by the selling security holders, which represents 100% of your shares issued and outstanding held by non-affiliates. We also note that the selling security holders received their common stock from Shilo Security Solutions, Inc., a company whose majority shareholder is Shilo Holding Group LLC, for which your chairman has investing and dispositive power, in January 2015. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09 and 612.14, which are available on our website. Alternatively, please revise your registration statement to state that the selling security

holders will offer their securities at a fixed price for the duration of the offering and to identify the selling security holders as underwriters.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

3.   We note that you have included the "subject to completion" legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

Risk Factors

Substantial Doubt About the Company's Ability to Continue as a Going Concern, page 3

4.   Please revise this risk factor to specifically reference your auditor's opinion that there is substantial doubt about your ability to continue as a going concern, per page F-1.

Legal Proceedings, page 11

5.   Please revise the last sentence in this section to clarify if you are currently involved in legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results.

Management Discussion and Analysis of Financial Condition and Plan of Operations

Plan of Operations, page 12

6.   Please revise your disclosure to include more information regarding your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, and the anticipated time frame for beginning and completing each milestone. Refer to Item 101(a)(2) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 13

7.   Please revise your disclosure to include more information on your material commitments for capital expenditures and the anticipated source of funds needed to fulfill such commitments and to fund other anticipated expenditures. Please explain how you plan to meet each of your milestones and carry out your plan of operations if you cannot receive funding. Refer to Item 303(a) of Regulation S-K.

Contractual Obligations, page 15

8.   We note that you are paying $5,000 per month for the lease of your principal offices. Please revise your disclosures in an amending filing on Form S-1 or tell us why you have not included this operating lease disclosure within a table of contractual obligations. Additionally, apply this comment to your $10,000 per month consulting agreement with Mr. Farkas.

Directors, Executive Officers, Promoters and Control Persons, page 15

9.   It appears that you do not have any independent directors. If that is the case, please revise your disclosure to make this clear. In addition, to the extent that you consider your lack of independent directors to represent a material risk, please include risk factor disclosure that separately addresses this risk.

Executive Compensation, page 16

10.   Please revise your disclosure to include a description of your standard compensation arrangements for directors (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance). Refer to Item 402(r) of Regulation S-K.

11.   We note that you do not have employment agreements in place with your current executive officers. We also note the disclosure on page 18, indicating that you awarded common stock to Messrs. Perez and Villegas on January 15, 2015 for services rendered. Please revise to describe the material terms of your compensation arrangements with Messrs. Perez and Villegas. Clarify if the grants of common stock were issued for services rendered as your executive officers.

Exhibits

12.   Please file your legal opinion as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. Note that the draft should be filed as correspondence.

13.   Please file the company's articles of incorporation. See Item 601(b)(3)(i).

Exhibit 3.2

14.   Please confirm that the bylaws are presently in effect. See Item 601(b)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney

cc: Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC